PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE December 23, 2010

CANADIAN ZINC COMPLETES $2.5 MILLION PRIVATE PLACEMENT

Toronto – December 23, 2010 – Canadian Zinc Corporation (“TSX-CZN”) (the “Company”) is pleased to announce that it has increased the size of its previously announced $2.0 million private placement to $2.5 million in Flow-Through Shares (the “Offering”) and has closed the Offering.

The Offering consisted of 3,571,429 Flow-Through Shares issued at $0.70 per share. Insiders of the Corporation subscribed for 200,000 shares for gross proceeds of $140,000, upon which no commission was paid.

The Offering, led by Northern Securities Inc. on behalf of a syndicate (collectively, the “Agents”), was placed with Canadian institutional and private client investors.

The Agents were paid a cash commission of 7% and were issued broker warrants equal to 10% of the Flow-Through Shares sold in the Offering. Each broker warrant is exercisable into one common share at $0.70 for two years from closing.

The securities issued in connection with the financing are subject to a hold period and may not be traded until April 24, 2011, except as permitted by Canadian securities legislation.

Prairie Creek 2011 Exploration Program

The proceeds from the Offering will be used for exploration on the Company’s Prairie Creek Mine and more specifically, to continue a deep-hole diamond drill exploration program, approximately 1.5 kilometres north of the most northern drill hole that defines the present mineral resource.

A total of 2,700 metres of drilling was completed in three holes during the summer of 2010 to test for possible continuation at depth of similar mineralization within the same geological structure as at the Prairie Creek Mine. The potential vein target, projected to lie at a down hole depth of approximately 1,700 metres, remains untested.

The drill rig has been winterized and remains on location at the drill site and it is planned that the deep hole exploration program will continue in 2011.  The nearest drill hole, PC-95-125 located approximately 1.5 kilometres to the south towards the Mine, drilled in 1995, returned multiple mineralized vein intersections 750 metres down the hole, including a 6.3 metre intercept grading 18.6% zinc, 8.5% lead and 239 grams per tonne silver.

Following the Offering, Canadian Zinc has 130,448,492 shares issued and outstanding.

About Canadian Zinc

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. Applications for permits to put the Mine into production are currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The Company holds a Land Use Permit for exploration which is valid to September 2012.

Canadian Zinc also holds 628.6 million shares of Vatukoula Gold Mines plc, (“VGM”) representing approximately 15% of VGM’s outstanding shares.  Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.  See:  www.vatukoulagoldmines.com

Qualified Person

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Toll Free: 1-866-688-2001